

Mail Stop: 3561

June 7, 2016

Via E-Mail
Mr. Russell Ball
Chief Financial Officer
Goldcorp Inc.
Suite 3400 – 666 Burrard Street
Vancouver, British Columbia V6C 2X8

> **Re:** **Goldcorp Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2015**
> **Filed: March 30, 2016**
> **File No. 001-12970**

Dear Mr. Ball:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 40-F for the Year Ended December 31, 2015
Exhibit 99.3
3. Summary of Significant Accounting Policies
(j) Revenue Recognition, page 14

1.　　You state that in circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer. Please further describe for us the sales transactions that you record under this policy providing details sufficient to understand the underlying circumstances that exist or cause you to enter into these types of sales. Please also clarify when the risks and rewards of ownership have passed to the buyer and tell us how your policy complies with paragraphs 14 through 18 of IAS 18. To the extent you can quantify the amount of sales recorded under these arrangements, please provide sales amounts for each of the years presented in your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3651 if you have questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining